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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For February 6, 2024

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

HARMONY GOLD MINING COMPANY LIMITED
Randfontein Office Park     P O Box 2, Randfontein, 1760    T +27 11 411 2000         NYSE trading symbol HMY
Cnr Main Reef Road and Ward     Johannesburg, South Africa        F +27 11 692 3879         JSE trading symbol HAR
Avenue, Randfontein, 1759                    W www.harmony.co.za

VIA EDGAR
                                            6 February 2024

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.
20549

For attention:    Steve Lo
Shannon Buskirk
John Coleman

RE:                 Harmony Gold Mining Company Limited
Form 20-F for Fiscal Year Ended June 30, 2023
Filed October 31, 2023
File No. 001-31545
Comment Letter dated January 19, 2024

The telephonic communication with Shela Mohatla on Thursday, February 1, 2024 refers.
We thank you for granting an extension to respond to your letter of January 19, 2024 and hereby agree and confirm that we will be able respond on or before February 19, 2024.

Thank you for your co-operation.

Yours sincerely,

/s/ Boipelo Lekubo
Boipelo Lekubo

cc:
Peter Steenkamp
Michelle Kriel
Shela Mohatla
John Basnage

Directors:    PT Motsepe* (Chairman), KT Nondumo* (Deputy Chairman), M Msimang*, PW Steenkamp (Chief Executive), BP Lekubo (Financial Director),
    HE Mashego (Executive Director), JL Wetton*, VP Pillay*, GR Sibiya*, PL Turner*, B Nqwababa*, M Prinsloo*
        *Non-Executive

Secretary:     SS Mohatla

Registration Number:     1950/038232/06

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: February 6, 2024	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director